Exhibit 99.2

UNITED UTILITIES NAMED AS PREFERRED PARTNER
FOR DWR CYMRU WELSH WATER CONTRACT

United Utilities, through the group's infrastructure management business Contract Solutions, has been named as preferred partner to provide operations and maintenance and shared services activities to Dwr Cymru Welsh Water from 1 April 2005.

The operations contract covers Dwr Cymru Welsh Water's water supply & distribution in north and south Wales plus wastewater collection & treatment in north Wales. The shared services contract is expected to cover the operational activity centre, education and recreational activities and transport.

It is expected that the formal signing of this contract will be completed later this year.

The contract is worth up to £1.5 billion over 15 years and is subject to five yearly performance reviews to coincide with future price control periods.

John Roberts, Chief Executive of United Utilities said:

“We are delighted to have been named as preferred partner for this contract, which covers the majority of Dwr Cymru Welsh Water's operational assets and is for a significantly longer term than our original four-year contract.

“The contract extension demonstrates the confidence Dwr Cymru Welsh Water has in United Utilities and the excellent working relationship that exists between the two companies. We recognise the need for Dwr Cymru Welsh Water to appoint more than one partner as part of their procurement strategy, and look forward to working with Kelda in South Wales in the future.

“We have already built up an excellent track record in providing water and wastewater services in Wales and look forward to building on our current high level of performance.

“Following on from our recently announced deal with National Grid Transco covering the North of England gas distribution network, this announcement further confirms United Utilities as the major player in the UK utility infrastructure outsourcing market.”

For further information please contact:

John Roberts, Chief Executive	+44 (0) 1925 237000
Simon Batey, Finance Director	+44 (0) 1925 237000

Simon Bielecki, Investor Relations Manager	+44 (0) 1925 237033
Evelyn Brodie, Corporate and Financial Communications	+44 (0) 20 7307 0309